UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.                                      Letter to Shareholders of Portugal Telecom, SGPS, S.A. (“PT”) and Report of the Board of Directors of PT, dated January 12, 2007.

2..                                   Letter to Shareholders of PT Multimédia-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PTM”) and Report of the Board of Directors of PTM dated January 12, 2007.

IMPORTANT NOTICE

                The attached communications have been made public by Portugal Telecom, SGPS, S.A. (the “Company”) and PT Multimédia-Serviços de Telecomunicações e Multimédia, SGPS, S.A., one of the Company’s subsidiaries. Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

                These materials contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

Portugal Telecom Report of the Board of Directors Sonaecom’s Offer does not provide PT’s shareholders with fair value, any control premium or share of the synergy value Reject the €9.50 Offer

1 Portugal Telecom, SGPS, S.A. Public Company Registered Office: Av. Fontes Pereira de Melo, no. 40, Lisboa Share Capital: 395,099,775 Euros Registered with Lisbon Commercial Registry Office and Corporation number: 503 215 058 Pursuant to and for the purposes of paragraph 1 of Article 181 of the Portuguese Securities Code, the Board of Directors of Portugal Telecom, SGPS, S.A. (hereinafter “PT”), after a careful analysis of the revised drafts of the Offer announcement and prospectus relating to the public tender offer for the acquisition of shares of PT launched by SONAECOM, SGPS, S.A., public company, with registered office at Lugar do Espido,Via Norte, Maia, registered with the Maia Commercial Registry Office and corporation number 502 028 351, share capital 366,246,868 Euros, and SONAECOM – BV, with registered office at De Boelelaan, 7, 1083 HJ, Amsterdam, Netherlands, registered with the Amsterdam Commerce Chamber under no. 34 243 137, share capital of 100,000 Euros (the Offerors will be hereinafter jointly referred as “Sonaecom”), which was preliminarily announced on February 6th, 2006, hereby submits its report on opportunity and conditions of the Offer, as follows: Board of Directors Report Portugal Telecom | Reject Sonaecom’s Offer

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Portugal Telecom | Reject Sonaecom’s Offer 3 In the United States, Portugal Telecom, SGPS, S.A. (the “Company” or “PT”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal. This Report includes forecasts on the economic and financial situation of PT (the “Forecasts”). These Forecasts were produced according to the best knowledge and belief of the Board of Directors of PT (which has taken reasonable care to ensure that such is the case) and were based on the information available at the time such Forecasts were made. See Sources and Bases for calculation of information presented. This communication also includes other statements that constitute “forward-looking statements”. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “would,” the negatives of such terms or similar expressions. By their nature, forecasts and forward-looking statements are not guarantees of performance and their actual results may differ materially from those contained herein. They involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in future. Although we make such forecasts and forward-looking statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict.We do not intend to review or revise any particular forecasts or forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forecast or forward-looking statements. In addition, the public statements made by Sonaecom regarding synergies depend on a number of assumptions and data that have not been made public. For example, PT has not had access to certain confidential terms of the remedies agreed between Sonaecom and the Portuguese Competition Authority, and therefore the overall estimate of synergies may change should those terms be disclosed as requested by PT. The statements in this document regarding synergies are therefore subject to significant uncertainty, and the actual synergies resulting from the Offer, if it were to be completed, are difficult to determine and may differ materially from those described herein. Any of the following important factors, and any of the important factors described in our Annual Report on Form 20-F for the year ended December 31, 2005 or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements: > material adverse changes in economic conditions in Portugal or Brazil; > exchange rate fluctuations in the Brazilian Real and the U.S. dollar; > risks and uncertainties related to national and supranational regulation; > increased competition resulting from the liberalization of the telecommunications sector in Portugal and Brazil; > the development and marketing of new products and services and market acceptance of such products and services; and > the adverse determination of disputes under litigation. This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited. Important Notice

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Portugal Telecom | Reject Sonaecom’s Offer 5 Portugal Telecom, SGPS, S.A. Public Company Registered Office: Av. Fontes Pereira de Melo, no. 40, Lisboa Share Capital: 395,099,775 Euros Registered with Lisbon Commercial Registry Office and Corporation number: 503 295 058 Letter to the shareholders of Portugal Telecom 12 January 2007 Dear Shareholder, On 6 February 2006, Sonaecom, SGPS, S.A. and Sonaecom, B.V. (hereinafter named jointly as ‘‘Sonaecom’’) announced an unsolicited cash tender offer for all of the outstanding shares and convertible bonds of Portugal Telecom, SGPS, S.A. (‘‘PT’’ or the ‘‘Company’’) at a price of €9.50 per share (the ‘‘Offer’’). After reviewing the draft offer announcement and prospectus provided by Sonaecom, we wrote to you on 6 March 2006, explaining why you should reject the Offer. Since that time, Sonaecom has received competition clearance and has submitted a request to the Comissão do Mercado de Valores Mobiliários (“CMVM”) to register its formal Offer at the same low price of €9.50 per share. After the Offer registration, Sonaecom will disclose the offer announcement and prospectus inviting you to tender your PT shares in the Offer. The Board of Directors of PT (the ‘‘Board’’), having carefully reviewed the revised drafts of the offer announcement and prospectus provided by Sonaecom on 29 December 2006 and 10 January 2007 (the ‘‘Offer Document’’), continues to believe that the Offer is inadequate, as it does not provide PT’s shareholders with fair value, any control premium or share of the synergy value resulting from the proposed combination and is, therefore, not in the best interest of PT shareholders. Accordingly, the accompanying presentation reiterates the basis on which the Board recommends the shareholders to reject the Offer. We strongly encourage you to review our letter of 6 March 2006 and the related report, and to read in their entirety the pages that follow for more details on the rationale for this rejection. Set out below is a summary of the principal reasons behind our firm belief that PT shareholders should not tender their shares and remain with PT. The Offer of €9.50 per share does not fully reflect PT’s standalone value > Sonaecom is offering no premium to take control of PT > The Offer price implies a significant discount to precedent change of control multiples in the European telecom industry > The Offer price implies no value ascribed to Vivo and PT’s other international businesses > Sonaecom’s claim regarding the deterioration of PT’s performance is misleading as PT’s performance is in line with guidance

6 Portugal Telecom | Reject Sonaecom’s Offer PT shareholders are not getting any share of the synergy value benefit as Sonaecom is not offering to pay PT’s shareholders for any of the synergies resulting from the merger, as approved by the Competition Authority > The takeover of PT would give Sonaecom extensive market dominance, with light remedies, creating valuable synergies > Sonaecom is refusing to pay PT’s shareholders for the significant synergy value created by the merger PT’s management has a track record of effective execution On the wireline front, PT’s management continues its successful execution, as evidenced by the Q3 2006 results, driving broadband market shares, while maintaining stable wireline ARPU. Also, the implementation of triple play services in Portugal demonstrates that PT continues to be at the forefront of product and technological development. In the mobile business, PT has accelerated the deployment of 3G services and the adoption of new technologies, with a focus on regaining market share in key segments like corporate and youth. In addition, anticipating customers’ needs and market evolution, PT has launched its convergent fixed-mobile offering, Casa T, providing a strong value proposition for Portuguese consumers. More importantly, PT’s recent results demonstrate that its efforts to enhance market share and profitability are succeeding. On the international front, Vivo’s recent strong share price performance underscores investors’ confidence in the implementation of the comprehensive restructuring plan. The GSM overlay is on track and the refocus on retention and loyalty programme is already showing signs of success. African operations have continued to grow at very high profitability levels as demand for mobile services has continued to grow very fast. PT’s management is delivering on its cost cutting initiatives having achieved €32m of opex savings in the first 9 months of 2006 while maintaining capex and working capital under tight control. PT’s confidence in the 2006 performance and the significant progress made in the cost reduction initiatives are a testimony to PT’s management skills to continue delivering its market commitments.

Portugal Telecom | Reject Sonaecom’s Offer 7 PT will offer more value to its shareholders through a superior strategy and execution PT’s management has a clearly defined strategy for shareholder value creation. As preliminarily announced in August 2006, PT plans to: > Provide PT shareholders with €3.5 billion in cash remuneration over 2006-2008 > Distribute €1.8 billion worth of PTM shares to PT shareholders, and > Continue the execution of its value-enhancing strategy for PT. The proposal implies returning about half of Sonaecom’s Offer value, equivalent to €4.8 per PT share, to shareholders over the period 2006-2008, including an annual dividend yield of 7.7%, while allowing shareholders to retain 100% ownership of the significant value creation opportunity available in PT. Recommendation Sonaecom’s Offer significantly undervalues the Company. The Board is committed to maximising shareholder value and believes that the plan of PT’s management team will continue to deliver superior value to shareholders going forward. PT’s Board is firmly of the view that the Offer is inadequate and strongly recommends that you reject the Offer. Yours Sincerely, Henrique Granadeiro Chairman of the Board of Directors and Chief Executive Officer

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Portugal Telecom | Reject Sonaecom’s Offer 9 Portugal Telecom Sonaecom’s Offer does not provide PT’s shareholders with fair value, any control premium or share of the synergy value Reject the €9.50 Offer

10 Portugal Telecom | Reject Sonaecom’s Offer > Sonaecom’s Offer of €9.50 per share does not reflect PT’s standalone value > PT’s share price has been consistently trading above €9.50 > The decision of the Portuguese Competition Authority allows Sonaecom to capture substantial synergies > Sonaecom is refusing to pay for such synergies, which can only be achieved with PT’s assets > PT’s strategy is far superior to that proposed by Sonaecom, which is unclear on its focus as well as its ability to fund committed obligations such as pension fund benefits and shows no evidence of an agreement with the State > PT’s proposed cash remuneration of €3.5bn over 2006-2008 and the spin-off of PTM, which together are equivalent to €4.8/share, still encompass sufficient financial flexibility to maintain investment grade status whilst allowing for further reduction in the pension deficit > PT’s management team is committed to generating more value and returning about half of Sonaecom’s Offer value to its shareholders over the next 3 years Sonaecom wants to buy PT cheap Reject the €9.50 Offer

Sonaecom’s Offer is inadequate Portugal Telecom | Reject Sonaecom’s Offer 11

12 Portugal Telecom | Reject Sonaecom’s Offer Share Price Premia Paid in Comparable Transactions Sonaecom offers no premium PT shares have consistently traded above €9.50 PT Share Price Performance Premium/(Discount) over PT Share Price The telecom sector index has increased by c. 23% since the Sonaecom Offer was launched (1) Discount of Sonaecom’s Offer price to PT share price as of 10 January 2007. (2) Represents the Eurostoxx Telecom index performance since the announcement of the Sonaecom unsolicited Offer until 10 January 2007, rebased to PT’s share price as of 6 February 2006. -10 -5 0 5 10 15 20 Dec-06 Oct-06 Aug-06 Jul-06 May-06 Mar-06 Feb-06 Premium/(Discount) (%) 7.0 7.5 8.0 8.5 9.0 9.5 10.0 10.5 Dec-06 Nov-06 Sep-06 Jul-06 May-06 Mar-06 Feb-06 PT Eurostoxx Telecom index rebased(2) Sonaecom Offer Price €9.50 € per share 39% 43% 45% (5%) 16% Sonaecom’s Offer (current)(1) Sonaecom’s Offer (at announcement) Portugal Unsolicited > $500m Europe Unsolicited > $10bn European Telecom Sonaecom’s Offer price was unconvincing upon announcement and is even more so now The Offer significantly undervalues PT based on precedent transaction premia…

Precedent Transaction Multiples – Enterprise Value to Last Twelve Months EBITDA(1) The Offer is at a significant discount to precedent change of control EBITDA multiples in the European telecom industry… Precedent Transaction Multiples – Enterprise Value to Last Twelve Months OpFCF(2) …and at a significant discount to precedent change of control OpFCF multiples for the same universe of transactions (1) Portugal Telecom uses and reports an Adjusted EBITDA that is explained in the Sources and Bases. See the Sources and Bases for a reconciliation of Portugal Telecom’s Adjusted EBITDA to net income from continued operations. (2) See the Sources and Bases for an explanation of Operating Free Cash Flow (OpFCF). (3) Precedent transaction multiples are calculated by dividing Enterprise Value by the Last Twelve Months (“LTM”) EBITDA and OpFCF to the last quarter before announcement of each transaction. Sonaecom’s Offer implied EV/Adjusted EBITDA and EV/OpFCF multiples are calculated based on PT’s 2005 Adjusted EBITDA and OpFCF (PT’s LTM results upon Offer announcement). Sonaecom’s Offer Telecom Precedents(3) 17.2x 9.9x Sonaecom’s Offer Telecom Precedents(3) 7.5x 6.3x Portugal Telecom | Reject Sonaecom’s Offer 13 ...and precedent transaction multiples No control premium is being offered to PT shareholders

Sonaecom's multiple calculations are misleading – applying their methodology correctly implies a standalone value per PT share of up to €12.7

At €9.50, PT multiples are:

	2006E	2007E	2008E
EV/Adjusted EBITDA[(1)]			
Portugal Telecom	6.9x	6.9x	6.7x
Peer Group used by Sonaecom[(4)]	6.8x	6.7x	6.4x
EV/OpFCF[(2)]			
Portugal Telecom	11.4x	11.0x	10.5x
Peer Group used by Sonaecom[(4)]	11.7x	10.6x	10.0x
P/E Adjusted[(3)]			
Portugal Telecom	21.5x	15.3x	14.6x
Peer Group used by Sonaecom[(4)]	15.1x	14.2x	13.8x

> Curtailment costs should not impact Adjusted EBITDA, but increase the pension liability

> Multiples should be adjusted for PTM as peer group selected by Sonaecom does not own cable assets

Multiples stated by Sonaecom for PT would imply a higher standalone value

	2006E	2007E	2008E
Stated EV/Adjusted EBITDA[(4)]	8.0x	7.8x	7.4x
Implied PT Share Price	€11.7	€11.4	€11.0
Stated EV/OpFCF[(4)]	14.2x	13.1x	11.8x
Implied PT Share Price	€12.7	€12.0	€11.2
Stated P/E Adjusted[(4)]	22.4x	17.3x	15.3x
Implied PT Share Price	€9.8	€10.5	€9.9

(1) Enterprise Value (Equity Value + most recently reported Net Debt + After Tax Pension Deficit + Minority Interests – Associates – Tax assets)/Adjusted EBITDA (see Sources and Bases). In the case of PT, Enterprise Value also excludes equity swaps on own shares, PTM consolidated net debt and the PTM stake.
(2) OpFCF defined as Adjusted EBITDA minus Capex plus net post retirement benefit expense (gain) (see Sources and Bases).
(3) Equity Value/Net Income (pre-exceptionals and consensus post tax curtailment cost projections and excluding proportionate PTM net income for PT) (see Sources and Bases).
(4) Multiples and companies' universe stated by Sonaecom in its Offer materials.

If calculated correctly, PT's multiples are in line with the peer group's trading multiples which do not include any control premium

14 **Portugal Telecom** | Reject Sonaecom's Offer

Sonaecom's claim regarding the deterioration of PT's performance is misleading

Sonaecom says

35% decline in FCF in 9m 06...
(€m)



697
(35%)
453
9m 05
9m 06

...relates to non operating items...
(€m)



697
(189)
508
9m 05
Cash received on disposals in 9m 05 (Lusomundo, Intelsat)
9m 05 ex-disposals

But the truth is

...FCF was actually up 10%
(€m)



+10%
561
453
108
9m 06
Cash used in acquistion in 9m 06 (Namibia)
9m 06 ex-acquisitions

5.6% decline in EBITDA [1] in 9m 06...
(€m)



(5.6%)
1,785
1,685
9m 05
9m 06

...mainly relates to non–recurring items...
(€m)

...EBITDA [1] decline was contained to just 2.6%



(2.6%)
1,785
1,685
30
23
1,738
9m 05
9m 06
Provision Vivo
Reversal of Angola Provision
9m 06 ex-non-recurring items

(1) As stated in Sonaecom's Offer materials. The reference to "EBITDA" in Sonaecom's Offer materials is to the metric defined as "Adjusted EBITDA" in this document.

PT's performance is in line with guidance

Portugal Telecom | Reject Sonaecom's Offer 15

Market consensus for PT's Domestic Business has remained broadly unchanged since Sonaecom's preliminary Offer announcement last year

Domestic Adjusted EBITDA [1] Consensus [2] (€m)


2006E
0%
1,763
1,768
Mar-06 consensus
Dec-06 consensus
2007E
0%
1,764
1,757
Mar-06 consensus
Dec-06 consensus
2008E
-1%
1,789
1,765
Mar-06 consensus
Dec-06 consensus

Domestic OpFCF [3] Consensus [2] (€m)


2006E
+3%
1,152
1,183
Mar-06 consensus
Dec-06 consensus
2007E
+5%
1,161
1,215
Mar-06 consensus
Dec-06 consensus
2008E
-1%
1,246
1,235
Mar-06 consensus
Dec-06 consensus

(1) Portugal Telecom uses and reports an Adjusted EBITDA that is explained in the Sources and Bases.
(2) See the Sources and Bases for a list of brokers utilised for the consensus estimates.
(3) See the Sources and Bases for an explanation of Operating Free Cash Flow (OpFCF).

Main differences on PT's market consensus relate to Vivo, which is successfully being turned around and is an asset that Sonaecom has always considered selling

16

Portugal Telecom | Reject Sonaecom's Offer

A "sum-of-the-parts" analysis highlights the inadequacy of the Offer...

Sonaecom's €9.50 Offer price ascribes no value to Vivo and PT's other international businesses



(Values in €bn)
10.7
4.5
– 1.4
1.5
15.3
12.7
1.8
1.3
– 0.5
Implied equity value ascribed by Sonaecom to Vivo and PT's international businesses
Equity Value at Sonaecom Offer Price
Debt of PTC, TMN, Instrumental Companies and PT Parent Co.(1)
Cash of PTC, TMN, Instrumental Companies and PT Parent Co.(1)
Net Pension Liabilities After Tax
Adjusted Enterprise Value at Sonaecom Offer Price
PTC + TMN Value(2)
Stake in PTM(3)
Revised Synergy Value Announced by Sonaecom(4)

(1) Q3 06 debt, cash, cash equivalents and short term investments of PTC, TMN, Instrumental Companies and PT parent company (i.e. does not include PTM and Vivo).
(2) Based on LTM upon announcement average EV/EBITDA multiple for TDC/NTC (6.8x), Weather/Wind (7.7x), Cesky Telecom/Telefónica (6.4x) and the blended multiple for France Telecom/Amena and ONO/Auna transactions (9.3x).
(3) At market value as of 10 January 2007.
(4) Initially €2.0bn, then revised downwards to €1.5bn and subsequently revised on 2nd January 2007 downwards to €1.3bn (Sonaecom's COO interview with Jornal de Negócios).

Sonaecom's Offer is low and inadequate and Sonaecom is seeking to get Vivo and PT's other international businesses for free

Portugal Telecom | Reject Sonaecom's Offer 17

...and fails to properly value PT's attractive portfolio of international assets

International Assets Have Significant Value


Proportionate LTM Adjusted EBITDA(1)
Proportionate Net Debt/(Cash)(1)
Unitel
€81m
(€28m)
Medi Telecom
€60m
€278m
CTM
€23m
€1m
MTC
€23m
(€15m)
CVT
€15m
(€9m)
UOL
€12m
(€39m)
Other
€7m
(€1m)
Sub-Total
€221m
Vivo
€289m
€400m
Total
€510m

(1) As reported in PT accounts except for Vivo. Vivo Adjusted EBITDA and net debt proportionate for PT's 31.38% stake. LTM as at Q3 06.

PT has an attractive portfolio of international assets

18

Portugal Telecom | Reject Sonaecom's Offer

Sonaecom’s Share Price Since the Offer Announcement Public Transaction Acquirers Share Price Evolution After Deal Announcement (1) Represents Eurostoxx Telecom index performance since the announcement of the Sonaecom unsolicited Offer until 10 January 2007, rebased to Sonaecom’s share price as of 6 February 2006. (0.2%) (1.1%) (1.0%) (6.3%) 6-month 3-month 1-month 1-week 3.0 3.5 4.0 4.5 5.0 5.5 6.0 Dec-06 Nov-06 Sep-06 Jul-06 May-06 Mar-06 Feb-06 Sonaecom Eurostoxx Telecom index rebased(1) +63% € per share Portugal Telecom | Reject Sonaecom’s Offer 19 Sonaecom’s shareholders know it’s a bargain Bidders’ average share price performance on precedent transactions has been negative. However, Sonaecom’s share price has increased by c.65% since the Offer announcement. Indication of value transfer?

PT shareholders are not getting any synergy value benefit... ...as Sonaecom is refusing to pay for any of the synergies allowed by the Competition Authority’s approval 20 Portugal Telecom | Reject Sonaecom’s Offer

Portugal Telecom | Reject Sonaecom’s Offer 21 Market Shares – Current and Pro Forma for Concentration (%) Total Voice Traffic 54 73 +20p.p. Total Broadband Accesses 72 81 +9p.p. ADSL Accesses 75 90 +15p.p. PT before transaction Pro Forma for approved concentration Fixed Line Accesses 83 90 +7p.p. Mobile Subscriptions 46 67 +21p.p. Sonaecom would be a huge beneficiary of an unprecedented market concentration... The takeover of PT would give Sonaecom extensive market dominance, with light remedies, creating valuable synergies

22 Portugal Telecom | Reject Sonaecom’s Offer Sonaecom Q1 06 results report Lisbon, 2 May 2006 – Paulo Azevedo, CEO of Sonaecom, said: “…an estimated €2 billion of mobile synergies that we believe we can extract from the proposed combination of TMN and Optimus’ operations that is expected to generate OPEX and CAPEX savings.” Sonaecom – Interview with Reuters Lisbon, 17 October 2006 – Paulo Azevedo, CEO of Sonaecom “Azevedo said that Sonaecom hoped to achieve cost savings of €1.5 billion [vs. the originally estimated €2 billion] from the takeover. He said conditions imposed on the takeover by competition authorities would reduce the estimated cost savings by €500 million.” Sonaecom – Jornal de Negócios Lisbon, 2 January 2007 – Luis Reis, COO of Sonaecom, said: “At this stage, the plan outlines to the CMVM what Sonaecom wants to do with PT in the future, and that the value of the expected synergies now is only about €1.3 billion, down from the initial €2.0 billion.” ...which by Sonaecom’s own admission creates huge synergy value that is intended to be fully transferred only to its shareholders Not a single reference to the value of synergies in the Offer document The Board of PT believes, based on public information available, Sonaecom’s value upside is higher than the understated €2.0bn of synergies initially indicated by them in February 2006

PT’s Management has a track record of effective execution Portugal Telecom | Reject Sonaecom’s Offer 23

Strong operational momentum in domestic operations...

		(2006) Q1	Q2	Q3
Fixed Line	Improvement in market share of ADSL net adds	39%	40%	45%
	Stabilise wireline ARPU (€)	30.0	29.9	30.2
	Acceleration of staff reduction programme	7,795	7,723	7,483
Domestic Mobile	Acceleration of net adds ('000)	+6	+44	+131
	Increase of billed ARPU (€) [2]	16.2	16.5	17.0
	Sustained improvement in MOU (minutes)	117	121	124
	Data growth underpinning service revenues	12.8%	12.3%	13.2%
	Improvement in Adjusted EBITDA [1] performance [3]	-7.8%	-1.4%	0.5%
PTM	Recovery of Pay-TV net adds ('000)	-7	-28	+7
	Increased penetration of digital service "TV Cabo Funtastic Life"...	11%	14%	15%
	...is helping to drive Pay-TV ARPU (€)	23.1	23.8	24.4
	Underpinning total blended ARPU (€)	28.3	29.2	29.5

(1) Portugal Telecom uses and reports an Adjusted EBITDA that is explained in the Sources and Bases.
(2) Billing ARPU excluding roamers.
(3) Adjusted EBITDA yoy.

Domestic operating results show a strong momentum, in line with management guidance

24 Portugal Telecom | Reject Sonaecom's Offer

Portugal Telecom | Reject Sonaecom’s Offer 25 (2006) Q1 Q2 Q3 Billing ARPU showing recovery (R$) Combined with cost control of commercial costs (SAC) (R$) And G&A expenses benefiting from Vivo integration (R$m) Resulting in free cash flow improvement (1) (R$m) Cash flow from operating activities (R$m) …that have started to be recognised by the market… (2006) Q2 Q3 Q4 Ordinary share (“ON”) price performance Preferred share (“PN”) price performance …whilst Brazilian risk has declined substantially (1) See the Sources and Bases for a reconciliation of Vivo’s free cash flow to cash flow from operations. 1.5% 2.0% 2.5% 3.0% 3.5% 4.0% 4.5% 5.0% Jan-07 Sep-06 Sep-06 May-06 Jan-06 Sep-05 May-05 Jan-05 EMBI Brazil sovereign spread -44.5% 30.2% 27.2% -25.1% 21.8% 22.5% 499 693 2,170 -133 -83 120 129 146 113 137 141 126 15.0 14.4 15.3 …while Vivo is showing positive signs Vivo on track to deliver turnaround which is already being recognised by the market

Cost reduction initiatives are delivering tangible results

Opex: €32m of savings achieved in first 9 months (€m)


9m 05
1,273
Domestic Business
– 30
Instrumental Companies(1)
2
Parent Co (PT)
– 4
9m 06
1,241

- On track to achieve 3-year objective of €150m annual savings
- Redundancy programmes across all companies
- Rebalancing of distribution channels
- Renegotiation with maintenance suppliers
- Reduction of distribution costs
- Monitoring of credit scoring
- Lower fringe benefits and healthcare costs

Domestic Capex and change in Net Working Capital: €140m of savings achieved in first 9 months (€m)


9m 05
536
Domestic Capex and Net Working Capital Savings
-140
9m 06
396

- Effective just-in-time inventory management
- Optimisation of capital expenditures
- Renegotiation of suppliers' payment periods

(1) Include PTSI, PT Inovação, PT Compras, PT PRO, PT Corporate, PT Prime.

Financial discipline continues to be a pillar of PT's execution

26 Portugal Telecom | Reject Sonaecom's Offer

Pension fund contributions provide multiple operational benefits

Continuously decreasing pension deficit...

Gross Unfunded Obligation (€m)


After-Tax
2005
2,636
1,911
Pension and Retirement Benefit Obligations (PRBs)
43
Curtailment
96
Contributions & Payments
– 505
Net actuarial gains(1)
– 247
Other
3
Gross unfunded obligations Sep 06
2,026
1,471

Note: after-tax unfunded obligations presented on the right.

...allowing for significant cash flow benefits

> Wages and salaries	> 1.8% increase in '06 vs. 4-5% historically	€18m per year
> Healthcare benefit plan	> At least €340m reduction in the pension liability > Additional €70-90m reduction can be obtained if volumes reduced by 10%	At least €10m per year
> Improved labour framework	> 600 redundancies vs. 500 initial estimate	€3.5m per year
		At least €31.5m per year improvement in free cash flow

(1) Yield of relevant bonds (see Sources and Bases) to determine discount rates were 4.09% as of December 31, 2005, 4.85% as of June 30, 2006, 4.60% as of 31 December 2006.

PT on track to achieve its financial targets and committed to making additional pension fund contributions over the next three years yielding further improvements in free cash flow

Portugal Telecom | Reject Sonaecom's Offer 27

‘06 Adjusted EBITDA(1) Guidance On Track Fixed Flat vs. “normalised”(2) 2005 Mobile (2%) – (3%) PTM 5% – 10% Note: Full Year 2005 Portugal Telecom Earnings Conference Call. (1) Portugal Telecom uses and reports an Adjusted EBITDA that is explained in the Sources and Bases. (2) Normalised Adjusted EBITDA 2005 = €1,129m reported – €190m non-recurring items (impact of amendments in retirement policy, reversal of Angola provision and other non-recurring provision reversals). 28 Portugal Telecom | Reject Sonaecom’s Offer PT continues to deliver on its guidance to investors

PT will offer more value to its shareholders through a superior growth strategy and execution Portugal Telecom | Reject Sonaecom’s Offer 29

PT's strategy is far superior to that proposed by Sonaecom

	Portugal Telecom	Sonaecom
Fixed	> Committed to the networks' separation through the spin-off of PTM > Segregation of PT Wholesale ("PT Rede Aberta") > Paving the way for triple play offer in Portugal > Continue to implement cost control measures	> To study selling either the existing copper or cable network > Planned launch of triple play services? > Still unclear if it will dispose of network or businesses and the timing of any such disposals
Mobile	> Convergent fixed-mobile offering: launch of Casa T > Commitment to accelerated deployment of 3G services and adoption of new technologies (WiFi, WiMax, HSDPA) > Increasing market share: recent gains in corporate and youth segments > Availability to consider network sharing and outsourcing of operations should result in operational savings	> Proposed merger of TMN and Optimus mobile networks, creating a duopoly with a dominant market share > Return spectrum for one of these mobile networks
International	> Retain focus on Brazil and Africa > Deliver on Vivo value creation, operating performance enhancement > Crystallisation of value of African assets > Selectively consider value-creating opportunities to complement portfolio in "natural" geographies > Clearly defined international partnerships > PT already has 36 million international mobile subscribers	> Intention to seek new acquisitions in Africa and Southeast Europe. How? > Potential disposal or acquisition of Vivo? > Potential disposal or acquisition of Medi Telecom? > Only commitment is to have 8 million GSM subscribers outside Portugal within 3 years (implying sale of Vivo)
Other	> Commitment to develop Portugal's information society > Extraordinary contribution of €1bn to pension fund over the period of 2006-2008 > Monetisation of non-core assets	> Huge amount of cash flows required to service acquisition debt > Investment grade in 3 years despite Southeast European acquisitions? > No evidence of agreement with State > Funding of pension fund by 2017? > No commitment to fund healthcare benefit > What is the role of FT?

30 **Portugal Telecom** | Reject Sonaecom's Offer

Portugal Telecom | Reject Sonaecom’s Offer 31 Sonaecom’s Proposed Strategy PT’s Track Record > PT already committed to spin-off PTM > PTM content already being distributed by PTM to third parties > TMN is already a strong and leading domestic mobile player > Attractive portfolio of international investments whilst maintaining investment grade status > PT already has global scale with more than 36 million subscribers and is currently considering opportunities for crystallization of value > Clearly defined partnership with Telefónica > PT has invested over €200m in the Portuguese information society and is the driving force of innovation in broadband, pay-TV and mobile in Portugal > Reduction of pension deficit within 3 years independent of debt levels > More wireline competition within 3 years > Provide access to content on a wholesale basis > Strong domestic mobile player > Continue international investments despite sub-investment grade debt status post proposed aquisition of PT > Global scale with 8 million GSM international subscribers within 3 years > Claim of clear international partnerships but FT’s role uncertain > Increased investment in innovation, although recently sold Enabler > Reduction of pension deficit by 2017 if debt levels above 3.5x Adjusted EBITDA What does Sonaecom expect to bring that PT does not already offer? Sonaecom requires scale and the expertise of PT in order to be successful

32 Portugal Telecom | Reject Sonaecom’s Offer 2006–2008 Total Shareholder Remuneration (€bn except per share data) 2006–2008 Total Share Return (%) Note: 2006-2008 returns based on €9.50 per share. 15% 18% 17% 50% Total Share Return PTM Shares Special Dividend Ordinary Dividends €1.6 €1.9 €1.8 €5.3 Total Share Return PTM Shares Special Dividend Ordinary Dividends Per share (€) €1.8 €1.6 €4.8 €1.4 PT is committed to returning significant value to its shareholders while allowing them to retain full ownership of the company PT has announced its intention to return about half of Sonaecom’s PT offer value to its shareholders by 2008 as opposed to paying lenders

Portugal Telecom | Reject Sonaecom’s Offer 33 PTM Spin-off > Distribution of PTM shares to PT shareholders, in the ratio of 4 PTM shares per 25 PT shares > Equivalent to €1.8 billion of value return at current PTM share price (1) > Establishes a self-standing strong Portuguese telecoms and media group > Resulting market structure addresses fixed line competition concerns providing regulatory relief to PT’s remaining business > Equates to €1.6 per PT share + Cash remuneration > PT shareholders to receive a total cash return of €3.5 billion over 2006-08 (2) > Extraordinary dividend of €1.9 billion (or €1.75 per PT share) > Annual dividend per share of 47.50 Euro cents representing a dividend yield of 7.7% (3) > Equates to €3.2 per PT share = €4.8 per PT share (1) PTM share price of €9.86 as at 10 January 2007. (2) Includes dividend of €536m already paid in 2006. (3) See Sources and Bases. PT management has a better value proposal for shareholders Do not tender your shares at €9.50

Reject the Offer Do not tender your shares at €9.50 34 Portugal Telecom | Reject Sonaecom’s Offer

APPENDIX 1 Bases of Calculation and Sources of Information 1. General 1.1. Unless otherwise stated in this document: 1.1.1. Closing prices and consensus earnings estimates are as at the close of market on 10 January 2007; 1.1.2. Share price data is sourced from Datastream, Factset or Bloomberg; 1.1.3. Consensus earnings estimates are sourced from Bloomberg or Reuters and are adjusted for exceptional items and goodwill amortisation where applicable; 1.1.4. Premia analysis references are sourced from company presentations, press releases, SDC and MergerMarket; and 1.1.5. Calculations are prepared on the basis of 1,128,856,500 PT Shares as at 30 September 2006. 1.2. Unless otherwise stated, the financial information concerning PT has been extracted from annual reports and accounts of PT for the relevant periods and other information made publicly available by PT. 1.3. Unless otherwise stated, all references to PT’s financial targets, savings and future shareholder returns are based on PT’s Board of Directors’ strategic plan. 1.4. Unless otherwise stated, information contained in this document regarding market position, sector, division and product analysis, comparable companies and precedent transactions is based on PT’s management estimates and calculations sourced from publicly available information including ANACOM, Bloomberg, Reuters, Datastream, SDC and Factiva. 1.5. Unless otherwise stated, information regarding Sonaecom’s Offer is sourced from the Offer Document and other material made publicly available by Sonaecom or any other person mentioned in the Offer Document. 2. Page References The relevant bases of calculation and sources of information are provided below in the order in which the relevant information appears in this document and by reference to page numbers in this document. Where such information is repeated in any of the documents, the underlying bases and sources are not repeated. Page 7 a) The company announced the PTM spin-off and the €3.5bn cash return to shareholders over 2006-08 (€1.6bn ordinary dividends, €1.9bn extraordinary dividends) on 3 August 2006. Portugal Telecom | Reject Sonaecom’s Offer A-1

b) The reference to total shareholder return of "about half of of Sonaecom's offer value" is based on the Sonaecom Offer Price of €9.50 per PT share, €1.43 ordinary dividends per PT share, €1.75 extraordinary dividends per PT share and the current market value of the 58.4% stake in PTM (€1.60 per PT share).

c) The annual dividend yield of 7.7% is calculated as follows:

In € unless stated otherwise	
Sonaecom Offer Price	9.50
minus proposed PTM spin off per share (at market)	(1.60)
minus proposed extraordinary dividends per share	(1.75)
Equates	€6.15
Proposed annual ordinary dividend per share for 2006-2008	0.475
Implied Dividend Yield %	7.7%

Page 12

a) The premium for the European telecommunications sector transactions is calculated as the average of premia offered in selected takeover bids in Europe since 1999. The premia are calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions has been chosen based on the comparability of the transaction and includes the following:

Date	Target	Acquiror	Premium/(discount) to 1 day before announcement (or pre-bid speculation date)
05/02/2006	eircom	Babcock and Brown	11.7%
30/11/2005	TDC	Nordic Telephone Co	38.9%
31/10/2005	O2	Telefónica	21.8%
18/07/2005	Versatel	Tele2	46.7%
07/07/2005	Saunalahti	Elisa Comm.	11.4%
08/11/2004	Infonet	BT Group	0.0%
14/09/2004	Song Networks	TDC	100.0%
01/04/2003	Sense Comm. Intl	Reitangruppen	62.9%
02/07/2001	Eircom	Valentia Group	31.1%
21/03/2001	Soon Comm.	Elisa Comm.	66.2%
24/07/2000	SEC	Netcom	22.3%
23/06/2000	NetCom	Telia	13.8%
17/04/2000	Detron Group	Landis Group	40.3%
11/01/2000	Esat Telecom	BT	90.9%
14/11/1999	Mannesmann	Vodafone AirTouch	84.0%
20/10/1999	Orange	Mannesmann	21.7%
09/07/1999	Debitel	Swisscom	3.1%
20/02/1999	Telecom Italia	Ing C Olivetti & Co	26.5%
		Average	38.5%

A-2 Portugal Telecom | Reject Sonaecom's Offer

b) The premium for European unsolicited transactions is calculated as the average premia offered in selected unsolicited takeover bids in Europe with a transaction value above $10 billion since 1999. The premia are calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions is selected based on the comparability of the transactions and includes the following:

Date	Target	Acquiror	Premium/(discount) to 1 day before announcement (or pre-bid speculation date)
08/02/2006	BAA	Airport Development	45.1%
27/01/2006	Arcelor	Mittal Steel Co	81.8%
24/01/2006	BOC Group	Linde	39.0%
26/01/2004	Aventis	Sanofi-Synthelabo	28.1%
29/11/1999	National Westminster Bank	Royal Bank of Scotland	37.5%
14/11/1999	Mannesmann	Vodafone AirTouch	84.0%
14/09/1999	INA	Assicurazioni Generali	16.9%
05/07/1999	Elf Aquitaine	Totalfina	26.2%
09/03/1999	Paribas	BNP	48.6%
20/02/1999	Telecom Italia	Ing C Olivetti & Co	26.5%
		Average	43.4%

c) The premium for Portuguese transactions is calculated as the average premia offered in selected unsolicited takeover bids in Portugal with a transaction value above $500 million since 1999. The premia are calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions has been chosen based on the comparability of the transactions and includes the following:

Date	Target	Acquiror	Premium/(discount) to 1 day before announcement (or pre-bid speculation date)
15/06/2000	Cimpor	Investor Group	13.3%
19/07/1999	BPSM	BCP	40.0%
18/06/1999	Mundial Confiança	BCP	80.5%
		Average	44.6%

Portugal Telecom | Reject Sonaecom's Offer A-3

Page 13 a) The reference to precedent transaction Enterprise Value to last twelve months EBITDA multiples at announcement is based on the average for the following transactions: NTC/TDC (6.8x), Weather/Wind (7.7x), Telefonica/Cesky Telecom (6.4x), and the blended multiple for France Telecom/Amena and ONO/Auna transactions (9.3x). b) The reference to precedent transaction Enterprise Value to last twelve months OpFCF multiples at announcement is based on the average for the following transactions: NTC/TDC (11.7x), Weather/Wind (19.2x), Telefonica/Cesky Telecom (8.0x), and the blended multiple for France Telecom/Amena and ONO/Auna transactions (29.9x). OpFCF is defined as EBITDA minus Capital Expenditure. c) Sonaecom’s Offer implied Enterprise Value to Adjusted EBITDA is calculated based on PT’s 2005 Adjusted EBITDA (PT’s LTM upon Offer announcement) by multiplying PT shares by the Offer Price, excluding the value of PT’s stake in PTM and PTM net debt and adjusting for net debt, net pension deficit, minority interests, unconsolidated affiliates and tax assets at announcement. PT’s 2005 Adjusted EBITDA is calculated based on PT’s 2005 results excluding PTM’s 2005 Adjusted EBITDA and adjusted for post retirement benefits, as shown below. The following table shows a calculation of the ratio of the Enterprise Value implied by the Sonaecom Offer to PT’s Adjusted EBITDA. (€ millions) PT shares (1,128,856,500) multiplied by offer price 10,724.1 plus total indebtedness of PT as of December 31, 2005 7,584.2 minus cash, cash equivalents and short-term investments of PT as of December 31, 2005 (3,911.8) minus equity swap on own shares as of December 31, 2005 (102.0) minus value of PTM stake as of March 3, 2006 (1,869.3) minus total indebtedness of PTM as of December 31, 2005 (181.7) plus cash, cash equivalents and short-term investments of PTM as of December 31, 2005 41.7 plus PTM tax assets as of December 31, 2005 95.0 plus Brazilian minority interests as of March 3, 2006 1,236.0 minus unconsolidated affiliates of PT as of December 31, 2005 (865.6) plus PT net pension deficit as of December 31, 2005 (i.e., accrued post retirement liability of €2,635.9, less tax assuming a 27.5% tax rate) 1,911.0 minus PT tax assets as of December 31, 2005 (303.0) Implied Enterprise Value 14,358.8 Adjusted EBITDA of PT for the year ended December 31, 2005 2,495.6 plus post retirement benefit expense (gain) for the year ended December 31, 2005 (21.6) minus Adjusted EBITDA of PTM for the year ended December 31, 2005 (195.3) Adjusted EBITDA of PT excluding PTM for the year ended December 31, 2005 2,278.7 Ratio of implied Enterprise Value to Adjusted EBITDA 6.3x A-4 Portugal Telecom | Reject Sonaecom’s Offer

PT and PTM define Adjusted EBITDA as net income from continuing operations before (i) net interest expense, (ii) income taxes, (iii) depreciation and amortisation, (iv) other financial gains and losses, (v) in the case of PT, workforce reduction program costs, (vi) net losses on disposals of fixed assets and (vii) other costs. Adjusted EBITDA does not represent and should not be considered an alternative to net income or cash flow from operations, as determined under International Financial Reporting Standards (“IFRS”). PT and PTM use Adjusted EBITDA to facilitate performance comparisons from period to period. PT and PTM believe Adjusted EBITDA facilitates company to company performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expenses and other financial gains and losses), taxation, the age and book depreciation of facilities and equipment (affecting relative depreciation and amortisation expense), workforce reduction program costs (which vary significantly from period to period and are function of PT’s particular labor relations situation), net losses on disposals of fixed assets and other costs, all of which may vary for different companies for reasons unrelated to operating performance or liquidity. PT and PTM further believe that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of PT, PTM and other companies, many of which present an EBITDA measure when reporting their results. In addition, the ratio of implied Enterprise Value to EBITDA is frequently used by analysts and investors in comparing business combination transactions. Adjusted EBITDA and the ratio of the Enterprise Value implied by the Sonaecom Offer to PT’s Adjusted EBITDA may not necessarily be comparable to other similarly titled measures and ratios of other companies due to the potential differences in the method of calculation. The following table presents a reconciliation of PT’s Adjusted EBITDA to net income from continued operations, the most directly comparable IFRS measure: Year Ended December 31, 2005 (€ millions) Net income from continued operations 667.2 Net interest expense 257.6 Income taxes 384.3 Depreciation and amortisation 1,059.6 2,368.7 Net foreign currency exchange gains (41.3) Net losses on financial assets 8.8 Equity in earnings of affiliated companies (238.2) Net other financial expenses 64.5 Workforce reduction program costs 314.3 Losses on disposals of fixed assets, net 1.2 Other costs 17.7 Adjusted EBITDA 2,495.6 Portugal Telecom | Reject Sonaecom’s Offer A-5

The following table presents a reconciliation of PTM’s Adjusted EBITDA to net income from continued operations, the most directly comparable IFRS measure: Year Ended December 31, 2005 (€ millions) Net income from continued operations 99.0 Net interest expense 6.1 Income taxes 35.2 Depreciation and amortisation 61.9 202.2 Net foreign currency exchange gains 0.7 Net losses on financial assets (0.0) Equity in earnings of affiliated companies (3.6) Net other financial expenses (2.5) Losses on disposals of fixed assets, net 0.1 Other costs (1.7) Adjusted EBITDA 195.3 d) Sonaecom’s Offer implied Enterprise Value to OpFCF is calculated based on PT’s 2005 OpFCF (PT’s LTM upon offer announcement) by multiplying PT Shares by the Offer Price, excluding the value of PT’s stake in PTM and adjusting for net debt, net pension deficit, minority interests, unconsolidated affiliates and tax assets at announcement. PT’s 2005 OpFCF is calculated based on PT’s 2005 results. OpFCF is defined as Adjusted EBITDA adjusted for post retirement benefits minus Capital Expenditure. The following table shows a calculation of the ratio of the Enterprise Value to PT’s OpFCF implied by the Sonaecom Offer. (€ millions) Implied Enterprise Value (see first table in note (c) above) 14,358.8 Adjusted EBITDA of PT excluding PTM for the year ended December 31, 2005 2,278.7 minus capital expenditures for the year ended December 31, 2005 (943.1) plus capital expenditures of PTM for the year ended December 31, 2005 119.9 OpFCF of PT excluding PTM 1,455.5 Ratio of implied Enterprise Value to OpFCF 9.9x As described above, PT defines OpFCF as Adjusted EBITDA adjusted for post retirement benefits minus Capital Expenditures. OpFCF does not represent and should not be considered an alternative to cash flow from operating activities, as determined under IFRS. PT uses OpFCF to facilitate liquidity and cash flow comparisons from period to period. PT believes OpFCF facilitates such comparisons by backing out potential differences caused by period-to-period changes in capital expenditures and by the other factors described in note (c) above. PT further believes that OpFCF is frequently used by securities analysts, investors and other interested parties in their evaluation of PT and other companies, many of which present a similar measure when reporting their results. A-6 Portugal Telecom | Reject Sonaecom’s Offer

The following table presents a reconciliation of PT’s OpFCF to net income from continued operations: Year Ended December 31, 2005 (€ millions) Net income from continued operations 667.2 Net interest expense 257.6 Income taxes 384.3 Depreciation and amortisation 1,059.6 2,368.7 Net foreign currency exchange gains (41.3) Net losses on financial assets 8.8 Equity in earnings of affiliated companies (238.2) Net other financial expenses 64.5 Workforce reduction program costs 314.3 Losses on disposals of fixed assets, net 1.2 Other costs 17.7 Adjusted EBITDA 2,495.6 plus post retirement benefit expense (gain) for the year ended December 31, 2005 (21.6) minus Capital expenditures (943.1) OpFCF 1,530.9 In the same period, PT’s cash flow from operating activities was €1,392.3 million. Portugal Telecom | Reject Sonaecom’s Offer A-7

Page 14

a) The following table shows the calculation of the Enterprise Value implied by the Sonaecom offer:

			(€ millions)
	Enterprise Value	Equity Value + Net Debt – Equity swap on own shares + Post-tax pension deficit + Net curtailment costs + Minorities – Associates – PTM consolidated Net Debt – PTM stake	
	Equity Value	1,128.9m shares at €9.50	10,724
+	Net Debt	Reported Net Debt as of September 30, 2006 (i.e., debt of €5,772 minus cash and cash equivalents of €1,664)	4,108
-	Equity swap on own shares	Reported as of September 30, 2006	(164)
-	PT tax asset	As of September 30, 2006	(154)
+	Post-tax pension deficit	Reported as of September 30, 2006 (i.e., accrued post retirement liability of €2,026, less tax assuming a 27.5% tax rate)	1,471
+	Sum of 2006-2008 estimated curtailment costs	As stated in Sonaecom offer prospectus (PT does not acknowledge these numbers as its own)	409
-	Costs already incurred as of September 2006	Portugal Telecom	(96)
=	Net curtailment	Curtailment liability for 2006-2008 (less tax assuming a 27.5% tax rate)	227
+	Minorities in Vivo	18.6% at current market valuation	986
-	Associates	Average from brokers sum-of-the-parts	(1,064)
-	PTM consolidated Net Debt	Reported as of September 30, 2006 (i.e., gross debt of €260 minus intercompany debt of €22 minus cash and cash equivalents of €48)	(190)
+	PTM tax asset	As of September 30, 2006	79
-	PTM stake	180.6m shares at current market price	(1,781)
=	Enterprise Value		14,407

b) Adjusted EBITDA, OpFCF and Capex consensus figures as well as Associates consensus have been calculated as described above and are based on the average of the following brokers:

Broker	Relevant publication dates
Banif	21/12/2006
Exane	13/12/2006
Sanford Bernstein	13/12/2006
Millennium BCP	01/12/2006
Deutsche Bank	28/11/2006
Bear Stearns	20/11/2006
CDX Ixis	10/11/2006
Lisbon Brokers	27/10/2006
Lehman Brothers	15/09/2006

A-8 Portugal Telecom | Reject Sonaecom's Offer

Adjusted EBITDA	(€ millions) Brokers consensus Adjusted EBITDA + PRB – PTM consensus Adjusted EBITDA + PT/PTM intercompany 2006E	2007E	2008E
Brokers consensus Adjusted EBITDA	2,210	2,250	2,320
+ PRB (as per PT's market guidance)	64	50	50
- PTM consensus Adjusted EBITDA	(211)	(224)	(240)
+ PT/PTM intercompany	24	24	24
= Adjusted EBITDA	2,087	2,100	2,154

Note: PT/PTM intercompany adjustment relates to an agreement reached in Q4 2005 that had no impact on previous years. 2006E-2008E values based on PT estimates.

OpFCF	(€ millions) Adjusted EBITDA – consensus consolidated Capex + PTM consensus Capex 2006E	2007E	2008E
Adjusted EBITDA	2,087	2,100	2,154
- Consensus consolidated Capex	(945)	(887)	(860)
+ PTM consensus Capex	119	92	79
= OpFCF	1,260	1,305	1,373

The following table shows a calculation of the P/E Adjusted implied by the Sonaecom offer.

P/E Adjusted	(€ millions) (PT Equity value – PTM equity stake value) / (Consensus consolidated earnings – 58% x PTM consensus earnings)	
Equity Value	1,129m shares at €9.50	10,724
- PTM stake	180.6m shares at current market price (€9.86)	(1,781)
= Adjusted Equity Value		8,943

	(€ millions) 2006E	2007E	2008E
Consensus consolidated earnings	567	515	551
+ Average post-tax curtailment costs	104	131	123
- Exceptional tax effect	(195)	–	–
- 58% of PTM consensus earnings	(60)	(62)	(64)
= Adjusted earnings	416	585	611

Note: As explained on page 16 of PT's nine months 2006 earnings release, exceptional tax effect relates to (1) the recognition of a tax credit amounting to €53m in the first quarter of 2006, following the liquidation of a holding company, and (2) a gain amounting to €142m recorded in the second quarter of 2006, in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains.

The consensus for earnings (Net Income) for PT as well as the average post-tax curtailment costs are based on the average of the brokers referred to above.

The consensus for earnings (Net Income) for PTM is sourced from Reuters as at 3 January, 2007.

Portugal Telecom | Reject Sonaecom's Offer A-9

c) Multiples stated by Sonaecom in the offer document filed on 10 January 2007.

		(€ millions)	
	2006E	2007E	2008E
Stated EV/Adjusted EBITDA	8.0x	7.8x	7.4x
x Adjusted EBITDA	2,087	2,100	2,154
= Adjusted EV	16,693	16,378	15,938
+ PTM EV (Market Value + Net Debt)	1,971	1,971	1,971
+ Associates	1,064	1,064	1,064
- Minorities in Vivo	(986)	(986)	(986)
= Enterprise Value	18,816	18,501	18,061
- Net debt (net of equity swap)	(3,944)	(3,944)	(3,944)
- Post-tax pension deficit	(1,471)	(1,471)	(1,471)
- Post-tax value of curtailments	(227)	(227)	(227)
= Equity Value	13,174	12,859	12,419
/ PT shares	1,129	1,129	1,129
= Price per share	**€11.7**	**€11.4**	**€11.0**

Stated EV/OpFCF	**14.2x**	**13.1x**	**11.8x**
x OpFCF	1,260	1,305	1,373
= Adjusted EV	17,891	17,094	16,198
+ PTM EV (Market Value + Net Debt)	1,971	1,971	1,971
+ Associates	1,064	1,064	1,064
- Minorities in Vivo	(986)	(986)	(986)
= Enterprise Value	20,014	19,217	18,322
- Net debt	(3,944)	(3,944)	(3,944)
- Post-tax pension deficit	(1,471)	(1,471)	(1,471)
- Post-tax value of curtailments	(227)	(227)	(227)
= Equity Value	14,372	13,576	12,680
/ PT shares	1,129	1,129	1,129
= Price per share	**€12.7**	**€12.0**	**€11.2**

Stated Adjusted P/E	**22.4x**	**17.3x**	**15.3x**
x Adjusted Earnings	416	585	611
= Equity Value excl. PTM	9,325	10,115	9,342
+ PTM Market Value	1,781	1,781	1,781
= Equity Value	11,105	11,896	11,123
/ PT shares	1,129	1,129	1,129
= Price per share	**€9.8**	**€10.5**	**€9.9**

A-10 **Portugal Telecom** | Reject Sonaecom's Offer

Associates, minority interests, post-tax pension deficit and post-tax value of curtailments calculated as previously described. Page 15 a) Reported metrics sourced from Portugal Telecom’s nine months 2006 results press release and presentation. b) The following table shows the derivation of free cash flow (“FCF”) from Adjusted EBITDA of PT for the periods indicated: Nine Months Ended September 30, 2005 2006 (€ millions) Adjusted EBITDA 1,785.3 1,685.2 Capital expenditures (582.0) (577.2) Post retirement benefit costs 67.0 43.3 Non-current provisions, tax provisions and other non-cash items 50.1 13.8 Change in working capital (373.4) (23.4) Acquisition of financial investments(1) (16.8) (141.9) Disposals(2) 189.7 – Interest paid (159.9) (304.5) Contributions and payments related to post retirement benefits (241.1) (205.1) Income taxes paid by certain subsidiaries (33.0) (32.4) Other cash movements 11.1 (4.8) Free cash flow 697.0 453.1 (1) In the nine months ended September 30, 2006, this item included primarily the acquisition of a 34% stake in MTC in Namibia (€108 million) and PT’s contribution for a share capital increase in BES (€19 million). (2) In the nine months ended September 30, 2005, this item included €174 million from the disposal of Lusomundo Serviços and €15 million from the disposal of Intelsat. Portugal Telecom | Reject Sonaecom’s Offer A-11

c) PT uses Adjusted EBITDA for the reasons explained in note (c) to page 13 above. The following table presents a reconciliation of PT’s Adjusted EBITDA to net income from continued operations, the most directly comparable IFRS measure: Nine Months Ended September 30, 2005 2006 (€ millions) Net income from continued operations 362.1 526.9 Net interest expense 188.1 177.5 Income taxes 198.5 13.5 Depreciation and amortisation 805.5 899.7 1,554.2 1,617.6 Net foreign currency exchange gains (47.2) (2.0) Net losses on financial assets 35.1 3.3 Equity in earnings of affiliated companies (50.1) (86.1) Net other financial expenses 44.0 37.5 Workforce reduction program costs 237.4 96.1 Losses (gains) on disposals of fixed assets, net 0.1 (1.6) Other costs 12.0 20.6 Adjusted EBITDA 1,785.3 1,685.2 As explained on page 12 of PT’s nine months 2006 earnings release, the reduction of Adjusted EBITDA in the nine months ended September 30, 2006 includes (1) the one-off reversal of a provision relating to a receivable from Angola Telecom (€23 million) booked in the first quarter of 2005 and (2) the recognition of a provision by Vivo in the second quarter of 2006 related to billing issues in connection with the systems migration to a unified platform (€30 million). A-12 Portugal Telecom | Reject Sonaecom’s Offer

Page 16 a) Domestic Adjusted EBITDA is defined as Total consolidated Adjusted EBITDA minus Vivo Adjusted EBITDA. Domestic Capex is defined as Total consolidated Capex minus Vivo Capex. Consensus EBITDA as at March 2006 and as at December 2006 is based on divisional forecasts sourced from the following brokers; as they were the only reports that had detailed forecasts both before the announcement of the Offer and after PT announced its 3rd quarter results. Broker Relevant publication dates Lehman Brothers 08/03/2006 15/09/2006 CDC IXIS 07/02/2006 10/11/2006 Lisbon Brokers 07/03/2006 27/10/2006 Bear Stearns 07/03/2006 20/11/2006 Exane 02/02/2006 13/12/2006 Millennium BCP 07/02/2006 01/12/2006 Deutsche Bank 07/02/2006 28/11/2006 Consensus Capex as at March 2006 and as at December 2006 is based on divisional forecasts sourced from the following brokers: Broker Relevant publication dates Lehman Brothers 08/03/2006 15/09/2006 Bear Stearns 07/03/2006 20/11/2006 Millennium BCP 07/02/2006 01/12/2006 Portugal Telecom | Reject Sonaecom’s Offer A-13

Page 17 a) Debt, cash, cash equivalents and short-term investments are shown for PTC, TMN, the instrumental companies (including PT Sistemas de Informação, PT Inovação, PT PRO, PT Compras and PT Contact) and PT itself (i.e., the debt at the parent company level) and do not include figures for PTM and Vivo. As of September 30, 2006 (€ millions) Total indebtedness (excluding liability with equity swaps on own shares) 5,608 minus debt of PTM and Vivo (1,064) Debt of PTC, TMN, instrumental companies and PT parent company (shown in graphic) 4,544 As of September 30, 2006 (€ millions) Total cash, cash equivalents and short-term investments 1,664 minus cash, cash equivalents and short-term investments of PTM and Vivo (241) Cash, cash equivalents and short-term investments of PTC, TMN, instrumental companies and PT parent company (shown in graphic) 1,423 b) Net pension liabilities of €1,471 million as disclosed in PT nine months results press release. This figure is equal to accrued post retirement liability of €2,026 million, less tax assuming a 27.5% tax rate. See also page 27 of this response document. c) The implied value for the Integrated Business (PTC and TMN) is calculated based on LTM (upon announcement) average EV / EBITDA multiple for TDC / NTC (6.8x), Weather / Wind (7.7x), Cesky Telecom / Telefónica (6.4x) and the blended multiple for France Telecom / Amena and ONO / Auna transactions (9.3x). The implied value of the Integrated business (PTC and TMN) is based on a multiple of the sum of the Adjusted EBITDA of TMN and PTC for the last twelve months (LTM) ended September 30, 2006. PT uses Adjusted EBITDA in evaluating the performance of PTC and TMN for the same reasons described in note (c) to page 13 and uses a definition similar to that set forth in note (c) to page 13. d) Adjusted EBITDA for TMN and PTC is calculated as follows. A-14 Portugal Telecom | Reject Sonaecom’s Offer

PTC LTM Adjusted EBITDA		(€ millions)	
	Wireline	PRB	Pre PRB
2005	1,129	(22)	1,108
- 9M 05	769	67	836
+ 9M 06	721	43	764
= LTM	1,081	(45)	1,036

TMN LTM Adjusted EBITDA	(€ million)
2005	674
- 9M 05	507
+ 9M 06	493
= LTM	659

e) The value of PTM is based on market value as of 10 January 2007.

Page 18

a) LTM Adjusted EBITDA as at 30 September 2006 provided by Portugal Telecom internal reporting. Proportionate LTM Adjusted EBITDA calculated by multiplying by PT ownership of these assets.

Net debt of each asset as at 30 September 2006 provided by Portugal Telecom internal reporting. Proportionate Net debt calculated by multiplying by PT ownership of these assets.

International Asset	Proportionate Adjusted EBITDA for the Last Twelve Months Ended September 30, 2006	Proportionate Net Debt/(Cash) as at September 30, 2006	PT stake
Unitel	81	(28)	25.00%
Medi Telecom	60	278	32.18%
CTM	23	1	28.00%
MTC	23	(15)	34.00%
CVT	15	(9)	40.00%
UOL	12	(39)	29.00%
Other	7	(1)	n.m.
Sub-Total	**221**	–	–
Vivo	289	400	31.38%
Total	**510**	–	–

Portugal Telecom | Reject Sonaecom's Offer

A-15

Page 19

a) The 63% share price appreciation is calculated as Sonaecom's closing share price increase between 6 February 2006 (pre Sonaecom's Offer announcement) and 10 January 2007.

b) The analysis of the acquirers' share price performance is based on the transactions listed above (notes a, b, c to page 12), where the acquirers are listed entities. The sample of transactions includes the following:

Date	Target	Acquiror
European Telecom		
31/10/2005	O2	Telefónica
18/07/2005	Versatel	Tele2
07/07/2005	Saunalahti	Elisa Comm.
08/11/2004	Infonet	BT Group
14/09/2004	Song Networks	TDC
21/03/2001	Soon Comm.	Elisa Comm.
23/06/2000	NetCom	Telia
17/04/2000	Detron Group	Landis Group
01/11/2000	Esat Telecom	BT
14/11/1999	Mannesmann	Vodafone AirTouch
09/07/1999	Debitel	Swisscom
20/02/1999	Telecom Italia	Ing C Olivetti & Co
European Unsolicited $10bn+		
08/02/2006	BAA	Airport Development
27/01/2006	Arcelor	Mittal Steel Co
24/01/2006	BOC Group	Linde
26/01/2004	Aventis	Sanofi-Synthelabo
29/11/1999	National Westminster Bank	Royal Bank of Scotland
14/11/1999	Mannesmann	Vodafone AirTouch
14/09/1999	INA	Assicurazioni Generali
05/07/1999	Elf Aquitaine	Totalfina
09/03/1999	Paribas	BNP
20/02/1999	Telecom Italia	Ing C Olivetti & Co
Portugal Unsolicited $500m+		
19/07/1999	BPSM	BCP
18/06/1999	Mundial Confiança	BCP

A-16

Portugal Telecom | Reject Sonaecom's Offer

Page 21 Market shares calculated based on information from: • Anacom – Mobile Telephone Service – Third Quarter 2006 • Anacom – Internet Access Service – Third Quarter 2006 • Anacom – Fixed Telephone Service – Third Quarter 2006 • Portugal Telecom Nine Months 2006 results press release • Sonaecom Third Quarter 2006 results

Page 22 PT’s internal analysis based on public available information. PT has not had access to certain confidential terms of the remedies agreed between Sonaecom and the Portuguese Competition Authority, and therefore the overall estimate of synergies may change should those terms be disclosed as requested by PT. The statements in this document regarding synergies are therefore subject to significant uncertainty, and the actual synergies resulting from the Offer, if it were to be completed, are difficult to determine and may differ materially from those described in this document.

Page 24 All figures are based on PT’s nine-month 2006 results presentation and report. a) Fixed line • Market share of ADSL net adds based on PT estimates • Staff reduction programme data show the number of wireline employees b) Domestic mobile • Data growth percentages reflect ratio between domestic mobile data revenues and total domestic mobile service revenues • Domestic mobile Adjusted EBITDA performance reflects year on year growth, PT uses Adjusted EBITDA in evaluating the performance of the domestic mobile (TMN) business for the same reasons described in note (c) to page 13 and uses a definition of Adjusted EBITDA similar to that set forth in note (c) to page 13. The following table shows the calculation of the percentage improvements in Adjusted EBITDA. In the table below, “Adjusted income from operations” (reported as “Income from operations” in PT’s earnings releases) is equal to income before financial results and taxes plus net losses on disposals of fixed assets plus net other costs. Portugal Telecom | Reject Sonaecom’s Offer A-17

	Quarter Ended March 31, 2005	2006	%	Quarter Ended June 30, 2005	2006	%	Quarter Ended Sept. 30, 2005	2006	%
	(€ millions)			(€ millions)			(€ millions)		
Adjusted income from operations	118.1	99.8	(15.5%)	114.6	110.7	(3.4%)	121.4	120.5	(0.7%)
Depreciation and amortization	50.8	55.8	9.8%	50.8	52.4	3.1%	51.4	53.2	3.5%
Adjusted EBITDA	168.8	155.6	(7.8%)	165.4	163.1	(1.4%)	172.8	173.7	0.5%

Page 25

a) Metrics for Vivo based on PT internal reporting.

The following table presents a reconciliation of Vivo's Free Cash Flow (FCF) to cash flow from operating activities.

	Quarter Ended March 31, 2006	Quarter Ended June 30, 2006	Quarter Ended Sept. 30, 2006
	(Brazilian Reais millions)		
Cash flow from operating activities	499.3	692.8	2,169.9
Capital expenditures	(281.3)	(335.8)	(445.1)
Changes in working capital – Capital expenditure-related	(272.4)	(3.6)	(1,313.4)
Operating Cash Flow	(54.4)	353.4	411.4
Interest	(53.0)	(376.7)	(237.1)
Financial investments	–	–	–
Taxes	(34.1)	(18.0)	(33.3)
Financial taxes	(12.9)	(27.8)	(19.0)
Other	21.6	(13.4)	(1.6)
Free Cash Flow	(132.9)	(82.5)	120.4

b) Vivo ordinary and preferred shares performance and EMBI Brazil Sovereign Spread evolution are sourced from FactSet and Bloomberg.

A-18

Portugal Telecom | Reject Sonaecom's Offer

Page 26 a) Opex savings are extracted from PT’s nine-month 2006 results presentation (page 4). Instrumental companies include PTSI, PT Inovação, PT Compras, PT PRO, PT Corporate and PT Prime. b) Metric for domestic business defined as the metric for the consolidated business minus the metric for Vivo (as consolidated in PT accounts). Page 27 a) After-tax unfunded obligation is calculated as gross unfunded obligation less tax, assuming a 27.5% tax rate. b) Decrease in wages and salaries of €18m calculated as the differential between implied 2006 wages and salaries, assuming a 4.5% year-on-year increase over 2005, and implied 2006 wages and salaries, assuming a 1.8% year-on-year increase over 2005. c) Reduction in the pension liability of c.€10m per year calculated as follows: (€ millions) Increase in general regime contribution by 0.6% 2.6 Increase in special regime by 23% 0.9 Co-participation reduction 6.5 Total reduction in pension liability 10.0 d) Curtailment cost of €3.5m calculated based on 100 additional employees curtailed, assuming €35,000 in cost savings per employee. e) Discount rates (4.09% as of December 31, 2005, 4.85% as of June 30, 2006, 4.60% as of December 31, 2006) used to calculate net actuarial gains calculated are based on yield of relevant bonds (GSK 2025, Terna Spa 2024). Page 28 a) The 2006 guidance is based on the announcement made on the Full Year 2005 PT earnings conference call, 6 March 2006. Page 32 a) On 3 August 2006, the company announced: • the PTM spin-off (€1.8bn for 58.43% stake at current market value) • the €3.5bn cash return to shareholders over 2006-08 (€1.6bn ordinary dividends, €1.9bn extraordinary dividends) b) Per share amounts based on PT’s number of shares adjusted for equity swaps contracted over PT’s own shares (20.6m shares). c) Returns are calculated based on the Sonaecom Offer Price of €9.50. Portugal Telecom | Reject Sonaecom’s Offer A-19

APPENDIX 2 Definitions € The lawful currency of the European Economic Union $ The lawful currency of the United States ADSL Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines Anacom Autoridade Nacional de Comunicações, the Portuguese telecoms regulator Average monthly revenue per customer, i.e., monthly average service revenues per average number of users in the period Capex Total amount of contracted acquisitions of goods and services that will be accounted as tangible or intangible assets Enterprise Value or EV Used to indicate the value of a company by multiplying the number of shares outstanding by the share price less proceeds from options, warrants, convertible preferred and convertible debt, plus interest bearing debt and minority interests, less investment in unconsolidated affiliates, tax assets and cash and marketable securities A measurement of a company’s value, calculated by dividing the Enterprise Value by the annual EBITDA HSDPA High-Speed Downlink Packet Access – a 3G mobile protocol allowing for higher data transfer speeds LTM Last Twelve months Used to indicate the equity value of a company by multiplying the number of shares in issue by the share price MOU Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period Offer Price The price offered for PT shares by Sonaecom as set forth in the Offer Documents Pension Liabilities NPV of PT’s pension liabilities as reported by the Company Market Capitalisation or Market Value Enterprise Value to EBITDA (or EV/EBITDA) Average Revenue Per User (‘‘ARPU’’) A-20 Portugal Telecom | Reject Sonaecom’s Offer

Portugal Telecom, SGPS, S.A. Portugal Telecom Shares The ordinary shares of Portugal Telecom Shareholder A registered holder of Portugal Telecom shares SAC Subscriber Acquisition Cost Tax Assets Book value of tax assets as reported in company filings WiFi Underlying technology of wireless local area networks based on IEEE 802.11, used for mobile computing devices and basic connectivity of consumer electronics WiMax Worldwide Interoperability for Microwave Access Portugal Telecom or PT or Company Portugal Telecom | Reject Sonaecom’s Offer A-21

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www.telecom.pt

Report of the Board of Directors January 12, 2007 Sonaecom wants to control your Company but instead of a premium is offering a discount for your shares Reject the Offer PT Multimedia

PT Multimédia | Report of the Board of Directors 1 PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. Public Company Registered Office: Av. 5 de Outubro, no. 208, Lisbon Share Capital: 30,909,682.80 Euros Registered with Lisbon Commercial Registry Office and corporation number 504 453 513 Pursuant to and for the purposes of paragraph 1 of Article 181 of the Portuguese Securities Code, the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (hereinafter “PTM” or the “Company”), after a careful analysis of the revised drafts of the offer announcement and prospectus relating to the public tender offer for the acquisition of all shares of PTM launched by SONAECOM-SGPS, S.A., public company, with registered office at Lugar do Espido, Via Norte, Maia, registered with the Maia Commercial Registry Office and corporation number 502 028 351, share capital of 366,246,868 Euros and SONAECOM-BV, with registered office at De Boelelaan, 7, 1083 HJ, Amsterdam, Netherlands, registered with the Amsterdam Commerce Chamber under no. 34 243 137, share capital of 100,000 Euros (the Offerors will be hereinafter jointly referred as “Sonaecom”), which was preliminarily announced on February 7th, 2006, hereby submits its report on the opportunity and conditions of the Offer, as follows: Report of the Board of Directors

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PT Multimédia | Report of the Board of Directors 3 In the United States, Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “PT”), the parent company of PTM, will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read PT’s Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC’s website at www.sec.gov and at PT’s principal executive offices in Lisbon, Portugal. This communication includes statements that constitute “forward-looking statements.” These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “would,” the negatives of such terms or similar expressions. By their nature, forward-looking statements are not guarantees of performance and actual results may differ materially from those contained herein. They involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict.We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements. Any of the following important factors, and any of the important factors described in PT’s Annual Report on Form 20-F for the year ended December 31, 2005 or in other of PT’s SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements: > material adverse changes in economic conditions in Portugal; > risks and uncertainties related to regulation; > actions of our competitors; > the development and marketing of new products and services and market acceptance of such products and services; and > the adverse determination of disputes under litigation. This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited. Important Notice

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PT Multimédia | Report of the Board of Directors 5 PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. Public Company Registered Office: Av. 5 de Outubro, no. 208, Lisbon Share Capital: 30,909,682.80 Euros Registered with Lisbon Commercial Registry Office and corporation number 504 453 513 Letter to the owners of PT Multimédia 12 January 2007 Dear Shareholder, On 7 February 2006, Sonaecom – SGPS, S.A. and Sonaecom – B.V. (hereinafter named jointly as “Sonaecom”) announced an unsolicited cash tender offer for all of the outstanding shares of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PTM” or the “Company”) at a price of €9.03 per share (the “Offer”), following the announcement on 6 February 2006 of an unsolicited cash tender offer for the outstanding shares and convertible bonds of Portugal Telecom, SGPS, S.A. (“PT”). After reviewing the draft Offer announcement and prospectus provided by Sonaecom, we wrote to you on 6 March 2006, explaining why you should reject the Offer. Since that time, Sonaecom has received competition clearance and has submitted a request to the Comissão do Mercado de Valores Mobiliários (“CMVM”) to register its formal Offer at the same low price of €9.03 per share. After the Offer registration, Sonaecom will disclose the Offer announcement and prospectus inviting you to tender your PTM shares in the Offer. Having carefully reviewed the revised drafts of the Offer announcement and prospectus, we are again writing to you to reinforce that the PTM Board of Directors (the “Board”) continues to believe that the Offer undervalues the Company and is, therefore, not in your best interest as a shareholder of PTM. This letter and the accompanying presentation provide the principal reasons why your Board believes that the Offer undervalues the Company and recommends that you REJECT THE OFFER, notably: 1) Sonaecom offers PTM shareholders a discount rather than a premium for ceding control; 2) Sonaecom’s Offer does not reward PTM shareholders for the potential upside from either: – Sonaecom on-selling PTM; or – Sonaecom integrating PTM with its businesses; 3) Sonaecom’s Offer does not value PTM’s strong strategic position, solid operational and financial performance, and future growth prospects as a fully integrated multimedia and telecoms operator offering Pay-TV, internet and both fixed and potentially mobile voice services; 4) Retaining your shares in PTM is in your best interest as it offers better prospects than a sale at the Offer price, irrespective of the outcome of Sonaecom’s tender offer for PT. PT Multimedia

6 PT Multimédia | Report of the Board of Directors 1) Sonaecom offers PTM shareholders a discount rather than a premium for ceding control The Offer price represents a 6.1% discount to the Offer’s pre-announcement PTM share price, a 4.0% discount to the share price immediately after the 3 August 2006 announcement by PT of its intention to spin-off PTM, and a 8.4% discount to the PTM share price on 10 January 2007. PTM share price performance versus Sonaecom’s Offer over the last 12 months In addition, Sonaecom has not increased its Offer from the price of €9.03 per share first announced on 7 February 2006, PTM shareholders are not being offered a value for their shares that reflects the 21% positive performance of the European Pay-TV sector(1) since that date. On this basis, the Offer represents a 22% discount to the pre-announcement PTM share price when the increase in valuation of the sector is taken into account. Discount implied by Sonaecom Offer Note: 1 Market capitalisation-weighted European Pay-TV index comprising Liberty Global, NTL, Telenet, BSkyB, Sogecable and Premiere. Sonaecom Offer vs PTM, adjusted for European Pay-TV sector performance European Pay-TV sector performance since Offer announcement(1) Sonaecom Offer vs unaffected PTM share price 21.0% (6.1%) (22.4%) 8.0 8.5 9.0 9.5 10.0 10.5 11.0 Jan 07 Dec 06 Nov 06 Oct 06 Sep 06 Aug 06 Jul 06 Jun 06 May 06 Apr 06 Mar 06 Feb 06 Jan 06 PTM price range (€) 6-Feb-06 Undisturbed price €9.62 3-Aug-06 Announcement of spin-off €9.41 Sonaecom Offer = €9.03 10-Jan-07 Current price €9.86

The Offer is also at a discount to the average of price targets for PTM published by equity analysts since the Offer was announced. The average price target for PTM is at a 13% premium to the Offer.

Sonaecom's Offer versus equity analyst price targets[1]



Premium to Offer (%)
-
7.4
9.6
13.2
21.8
13.0
€9.03
€9.70
€9.90
€10.22
€11.00
€10.21
Analyst
Sonaecom Offer
BPI
BCP
Banif
Lisbon Brokers
Average
Date
7 Feb 06
3 Aug 06
1 Dec 06
29 June 06
3 May 06

Note:
1 Santander and UBS are restricted in their research coverage of PTM

Sonaecom is attempting to gain control of PTM yet is not compensating PTM current shareholders for ceding control of the Company as it is not offering a premium for your shares but a discount to market price. This is inconsistent with market practice, where bidders acquiring control of public companies offer a premium to the target's trading price in order to reflect the strategic benefits of acquiring full ownership, hence control. When assessing Sonaecom's Offer price, shareholders should compare the Offer premium with the premia paid in relevant precedent transactions as set out below.

Premia paid in relevant transactions compared to the Offer premium



44.6%
32.6%
(6.1%)
(22.4%)
Portuguese unsolicited offers
European telecoms and Pay-TV offers
Sonaecom Offer
Sonaecom Offer vs PTM, adjusted for European Pay-TV sector performance

PT Multimédia | Report of the Board of Directors 7

8 PT Multimédia | Report of the Board of Directors To summarise, the Offer represents a discount to (i) the pre-announcement PTM share price, (ii) the market price immediately after PT’s announcement of its intention to spin-off PTM, (iii) the current PTM share price and (iv) equity analyst price targets, and does not incorporate a premium for control as in relevant precedent transactions. This is because Sonaecom determined the Offer price on the basis of a six-month historic weighted average price for PTM rather than on a fair assessment of the value of the Company. 2) Sonaecom’s Offer does not reward PTM shareholders for the potential upside from either: – Sonaecom on-selling PTM, or – Sonaecom integrating PTM with its businesses If Sonaecom decides to dispose of PTM, it would be in a position to realise a premium on the sale If Sonaecom’s tender offer on PT is successful and Sonaecom decides to dispose of PTM, potential acquirors of PTM may be prepared to pay a premium over the Offer price. Such premium would reflect a bid premium necessary to acquire the whole Company (as a mandatory offer to all shareholders would be triggered), the Company’s strategic position and future growth prospects, as well as the potential for synergies with the acquiror. If Sonaecom decides to retain PTM, it would benefit not only from the underlying strengths of the Company, but also from the potential synergies from integrating PTM with Sonaecom’s combined mobile and fixed line businesses If Sonaecom decides to dispose of PT’s fixed line operations, Sonaecom is expected to benefit from potential operational synergies derived from integrating PTM with the combined mobile businesses of TMN and Optimus, and with Sonaecom’s existing fixed line operations. PTM shareholders should share the value creation from these synergies rather than seeing their share captured by Sonaecom shareholders. Instead, Sonaecom does not plan to share the synergies with PTM minority shareholders and does not even ascribe a value to them. Sonaecom’s Offer, therefore, gives no credit for the potential upside from either on-selling PTM at a premium or integrating the Company with Sonaecom’s combined mobile and fixed line businesses. This further reinforces the Board’s view that the price offered by Sonaecom for PTM is inadequate. 3) Sonaecom’s Offer does not value PTM’s strong strategic position, solid operational and financial performance, and future growth prospects as a fully integrated multimedia and telecoms operator offering Pay-TV, internet and both fixed and potentially mobile voice services PTM has a consistent track record of financial and operational performance, and has consistently demonstrated a commitment to shareholder returns PTM has leading positions in the Portuguese Pay-TV (#1) and broadband access (#2) markets Through CATVP – TV Cabo Portugal, S.A., PTM is the leading Pay-TV operator in Portugal with 1,451 thousand Pay-TV customers and 80.6% market share in subscriber terms as of 30 September 2006. In addition to its cable network, PTM also owns a DTH platform in Portugal. Through these two platforms, PTM covers 100% of Portuguese households and therefore is best positioned to benefit from the significant upside that still exists in Pay-TV penetration in Portugal.

PT Multimédia | Report of the Board of Directors 9 Through its brand “Netcabo”, PTM is the number two broadband internet access provider in Portugal with 349 thousand broadband customers, accounting for 24.9% of the Portuguese market as of 30 September 2006. PTM believes there is considerable room for further growth as PC penetration tends to increase towards the European average. PTM has the potential to further increase revenue per subscriber PTM’s current ARPU is lower than in a number of other European markets. ARPU growth can be underpinned through the migration of its subscriber base to higher tier packages. Additionally, take-up of premium channels by PTM cable customers is still low relative to other markets, providing significant room for growth. PTM delivered year on year ARPU growth of 6.9% in the third quarter of 2006 in part due to the migration of its subscriber base towards higher tier packages such as “TV Cabo Funtastic Life” (digital offer with an additional 25 channels at €5 per month more than the standard basic package). “TV Cabo Funtastic Life” reached 222 thousand customers by the end of September 2006, with 26 thousand net additions in the third quarter. PTM has the potential to take advantage of the Portuguese fixed voice market, which accounted for 1.4 billion Euros of revenues in 2005 Approximately 80% of PTM’s network has been certified as VoIP compliant, and over 90% of the network is planned to be VoIP compliant by the end of 2007. In addition, PTM has recently announced triple play services and integrated fixedmobile service trials are already underway. This will pave the way for the potential launch of quadruple play offers once allowed by regulation. There is, therefore, significant potential for growth in additional voice revenues, as well as for improving Pay-TV and broadband penetration whilst reducing churn, further enabling PTM to increase ARPU. PTM’s infrastructure provides a strong platform to support continuous introduction of additional innovative services with better quality and at competitive prices Continued investment in its network and information systems, which since 2002 has amounted to approximately €450 million, has enabled PTM to offer high speed broadband and digital Pay-TV services to more than 2.7 million homes. During the course of 2006, the deployment of additional fibre has improved network quality and is enabling the improvement in the quality of service and the roll-out of new services. PTM is well positioned to continue growing Adjusted EBITDA From 2002 to 2006 (9-months to Q3 2006 annualised), PTM delivered Adjusted EBITDA growth of 30% per year. PTM is well positioned to continue to deliver growth given the revenue opportunities outlined above. Top line growth should result in higher absorption of fixed costs. Moreover, a number of incremental revenue opportunities such as VoD, further broadband penetration and the impact of triple play, carry relatively low marginal costs. That together with efficiency gains, innovation and continuous cost reduction, should lead to margin expansion and continued cash flow growth in the future. PTM is enjoying operational momentum Pay-TV and broadband net additions have recovered with more than 7 thousand new Pay-TV subscribers and almost 5 thousand new cable broadband subscribers added in the third quarter of 2006. This has been combined with the increased take-up of both “TV Cabo Funtastic Life”, with 15% of all Pay-TV customers already taking this service, and sports premium content, which has helped the continued growth in ARPU (up 6.9% y.o.y. to €29.5 in the third quarter of 2006).

10 PT Multimédia | Report of the Board of Directors PTM has a track record of shareholder returns PTM has demonstrated a strong commitment to shareholder remuneration. In 2004, PTM paid a dividend, in respect to 2003 results, for the first time. In 2005, total shareholder remuneration amounted to €169 million, including a €91.5 million share buyback program through the issue of put warrants. In 2006, dividends paid increased by 10% to 27.5 euro cents per share, amounting to a total of €85 million. PTM has financial and accounting flexibility to further improve the level of cash returns to shareholders. 4) Retaining your shares in PTM offers better prospects than a sale at the Offer price, irrespective of the outcome of Sonaecom’s tender offer for PT Having concluded that the price offered by Sonaecom is inadequate and not in your best interest, the Board of PTM also believes that your prospects as shareholders of PTM are better if you retain your shares in the Company than if you sell them to Sonaecom. If Sonaecom’s tender offer on PT is not successful, the proposed spin-off of PTM offers significant upside potential On 3 August 2006, the Board of PT announced its plan to spin-off its 58.43% interest in PTM. This decision is subject to approval at an Extraordinary General Meeting of PT shareholders, PT’s financial and accounting position, market conditions and the lapse or cessation of the Sonaecom tender offer for PT. The spin-off will be effected by way of a dividend in kind of PTM shares to PT shareholders. In the spin-off, PT shareholders are expected to receive 4 PTM shares for each 25 PT shares owned. The implementation of the spin-off is expected to benefit PTM shareholders: > Shareholders would continue to retain exposure to PTM’s growth story > The spin-off would create an independent company with an enlarged free float, broader shareholder base and unique strategic position in the multimedia and telecom sector in Portugal > In terms of regulation, PTM may benefit from additional flexibility in the future > PTM has significant potential to implement a more efficient capital structure and an even more attractive shareholder remuneration > Post spin-off, PTM would be well positioned to participate in European consolidation Even if Sonaecom’s tender offer for PT is successful, the prospects for appreciation of the PTM share price remain superior to the Sonaecom Offer price In this scenario, Sonaecom will have to dispose of one of PT Group’s fixed networks following the Competition Authority decision: > If Sonaecom decides to sell its stake in PTM, a mandatory offer to all shareholders will be triggered and PTM shareholders will share in any premium valuation paid to acquire the whole Company

PT Multimédia | Report of the Board of Directors 11 > If Sonaecom decides to retain PTM, then PTM shareholders would have the option to share the value of potential synergies resulting from the integration of PTM with the combined mobile businesses of TMN and Optimus and Sonaecom’s fixed line business The Board of PTM has therefore reached the conclusion that, irrespective of the outcome of Sonaecom’s tender offer for PT, remaining a shareholder of PTM offers better prospects than the Offer price of €9.03 per share. Recommendation Your Board believes that Sonaecom’s Offer undervalues the Company. The Offer also fails to reward PTM shareholders for the potential upside to Sonaecom from either on-selling PTM at a premium or integrating the Company with Sonaecom’s operations. Furthermore, your Board believes that retaining your shares in PTM offers better prospects than a sale at the Sonaecom Offer price. Your Board is committed to maximising shareholder value and believes that the Offer is wholly inadequate. Your Board strongly recommends that you REJECT THE OFFER as retaining your shares offers you better growth prospects. Yours Sincerely, Henrique Granadeiro Zeinal Bava Chairman of the Board Chief Executive Officer

12 PT Multimédia | Report of the Board of Directors [THIS PAGE INTENTIONALLY LEFT BLANK]

Multimedia PT Multimédia | Report of the Board of Directors 13 Sonaecom wants to control your Company but instead of a premium is offering a discount for your shares Reject the Offer

14 PT Multimédia | Report of the Board of Directors The Offer is unattractive > It offers PTM shareholders a discount rather than a premium for ceding control > Does not reward PTM shareholders for the potential upside from either: (i) Sonaecom on-selling PTM, or (ii) Sonaecom integrating PTM with its businesses > PTM has a consistent track record of financial and operational performance and shareholder returns > Does not value PTM’s strong strategic position and future growth prospects as a fully integrated multimedia and telecoms operator offering Pay-TV, internet and both fixed and potentially mobile voice services > Retaining your PTM shares is in your best interest as it offers better prospects irrespective of the outcome of Sonaecom’s tender offer for PT Reject the Offer

PT Multimédia | Report of the Board of Directors 15 The Offer is at a discount to market Offer premium below market price and precedent transactions > The Offer is at a discount to PTM’s market price and does not reflect the positive sector performance since it was announced > Furthermore, relevant precedent transactions incorporate a premium for control Offer at discount to equity analysts’ price targets > Average of equity analysts’ price targets is at 13% premium to Offer Average Lisbon Brokers Banif BCP BPI Sonaecom Offer €9.03 – Premium to Offer (%) 7.4 9.6 13.2 21.8 13.0 €9.70 €9.90 €10.22 €11.00 €10.21 Sonaecom Offer vs PTM, adjusted for European Pay-TV sector performance Sonaecom Offer European telecoms and Pay-TV offers Portuguese unsolicited offers 45% 33% (6%) (22%) Sonaecom offers PTM shareholders a discount rather than a premium for control

16 PT Multimédia | Report of the Board of Directors The Offer value does not reflect the potential upside for Sonaecom Sonaecom wants to keep all of your upside for its own shareholders Sonaecom does not offer PTM shareholders any potential on-selling premium or synergy value Either from on-selling PTM… > The Portuguese Competition Authority has required that either PT’s copper network or PTM’s cable network be divested as a condition for approval of the Sonaecom offer for PT > If Sonaecom decides to sell PTM, potential acquirors may be prepared to pay a premium over the Offer price > The premium should reflect the acquisition of control and PTM’s strategic position and future growth prospects, as well as the potential for synergies with the acquiror …or from integrating PTM with its businesses > Sonaecom is expected to benefit from potential operational synergies should it integrate PTM with the mobile operations of TMN and Optimus… > …and with Sonaecom’s existing fixed line business > Sonaecom does not plan to share the synergies with PTM minority shareholders and does not even ascribe a value on such synergies

PT Multimédia | Report of the Board of Directors 17 The Offer does not value PTM’s strong strategic position and growth prospects as a fully integrated multimedia and telecoms operator

18 PT Multimédia | Report of the Board of Directors PTM has a consistent track record of service and innovation TV > Launch of operations in a fully liberalised market in 1993 > More than 2.8 million homes passed > DTH platform enabling 100% coverage of Portugal > First to launch premium sports and movie channels, and the first Portuguese news channel > Significant investment in Portuguese content > First to launch Digital TV and interactive services > Full digitalisation of premium content Internet > First to launch broadband internet access in Portugal > Broadband portal with access to high quality premium content > Advanced ISP services including VoIP, PC remote assistance and security New Services > Network VoIP compliant and already supporting triple play services > Real time on-demand television services such as VoD, SVoD and HDTV trials underway > Satellite and Cable PVR trials underway with commercial launch late this year > Mobile TV offer launched with over 25 channels > Potential launch of quadruple play offers once allowed by regulation PTM shall continue to drive the development of leading edge communication and entertainment services and is uniquely positioned to benefit from entering the 1.4 billion Euros revenue fixed voice market in Portugal

PTM has delivered solid operational and financial performance…

Pay-TV Subscribers ('000)



1,307
11%
1,451
2002
3Q 2006

Consistent subscriber growth on Pay-TV…

Broadband Subscribers ('000)



140
149%
349
2002
3Q 2006

…as well as on broadband customer base

Revenues (€MM)



507
29%
652
489
9M 2006
2002
Annualised 9M 2006(1)

underpinning top line growth,…

Adjusted EBITDA (€MM)



Margin
15%
32%
74
185%
211
158
9M 2006
2002
Annualised 9M 2006(1)

…margin expansion and Adjusted EBITDA performance…

Dividends per Share (€cents)



4.0
25.0
27.5
2003
2004
2005

…as well as shareholder returns

(1) Based on revenues (€489MM) and Adjusted EBITDA (€158MM) for the first nine months of 2006, divided by 3 and multiplied by 4. Not a forecast of PTM's full year 2006 results. Excludes the Lusomundo Media business sold in 2005. See the Sources and Bases to page 9 of this document

PTM has a strong and consistent track record of growth, financial performance and shareholder returns

PT Multimédia | Report of the Board of Directors 19

...and is enjoying operational momentum

Pay-TV Net Adds ('000)


(q.o.q)
(7.3)
(28.2)
+7.1
1Q 2006
2Q 2006
3Q 2006

Recovery in Pay-TV net adds post IT systems migration and network digitalisation

Funtastic Life Penetration (% of Pay-TV Subscribers)


# of subs ('000)
163
196
222
11%
14%
15%
1Q 2006
2Q 2006
3Q 2006

Increased penetration of the 65 channel digital offer and also the sports premium content...

Broadband Net Adds ('000)


(q.o.q)
+3.5
(7.6)
+4.8
1Q 2006
2Q 2006
3Q 2006

...together with a recovery in cable broadband net adds...

ARPU (€)


+4.2%
28.3
29.2
29.5
1Q 2006
2Q 2006
3Q 2006

...is underpinning ARPU growth

PTM is enjoying operational momentum

20
PT Multimédia | Report of the Board of Directors

PT Multimédia | Report of the Board of Directors 21 PTM has a promising future > Well-positioned to maintain growth profile on the back of triple play and potentially quadruple play offers > Leading Pay-TV operator in Portugal and best positioned to benefit from existing potential increase in penetration in the Portuguese Pay-TV market > Room to grow broadband subscriber base further as PC penetration in Portugal still remains low > Potential to capture the fixed voice opportunity which currently represents a 1.4 billion Euros revenue market in Portugal, and which is expected to improve Pay-TV and broadband penetration whilst reducing churn > Scope to significantly increase revenues per subscriber through higher value added services, including the digital Pay-TV offer, premium content, the development of new interactive services such as VoD, increased broadband penetration, and both fixed and potentially mobile voice services > PTM’s network covers 2.8 million homes, over 90% digital TV enabled and 80% VoIP compliant. Additional fibre deployment has enhanced network performance and is enabling the improvement in the quality of service and the roll-out of new services > Subscriber and ARPU growth coupled with efficiency gains, innovation and continuous cost reduction should support margin expansion > PTM has a strong growth platform for the future by providing its customers with leading edge and innovative services with superior quality and competitive prices PTM offers substantial operational and financial upside potential and thus superior value to shareholders

22 PT Multimédia | Report of the Board of Directors Retaining your shares is in your best interest If Sonaecom’s tender offer for PT is not successful, the proposed spin-off of PTM offers significant upside potential > Shareholders would continue to retain exposure to PTM’s growth story > The spin-off would create an independent company with an enlarged free float, a broader shareholder base and a unique strategic position in the multimedia and telecoms sector in Portugal > In terms of regulation, PTM may benefit from additional flexibility in the future > PTM has significant potential to implement a more efficient capital structure and an even more attractive shareholder remuneration > Post spin-off, PTM would be well positioned to participate in European consolidation Even if Sonaecom’s offer for PT is successful, the prospects for PTM remain superior to the Offer price as Sonaecom will either divest or integrate PTM following Competition Authority approval > If Sonaecom sells its stake in PTM, a mandatory offer to all shareholders will be triggered and PTM shareholders will share in any premium valuation paid to acquire the whole Company > If Sonaecom retains PTM, then PTM shareholders should share in the value of potential synergies resulting from the integration with Sonaecom’s businesses Irrespective of the outcome of Sonaecom’s tender offer for PT, remaining a shareholder of PTM offers better prospects than the Offer price

Reject the Offer Do not tender your shares at a discount PT Multimédia | Report of the Board of Directors 23

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PT Multimédia | Report of the Board of Directors A-1 APPENDIX: SOURCES AND BASES 1. General 1.1 Unless otherwise stated in this document, share price data is sourced from FactSet, Datastream or Bloomberg. 1.2. Unless otherwise stated, the financial information concerning PTM has been extracted from the First Nine Months 2006 Earnings Release, other published interim and annual reports and accounts of PTM for the relevant periods and other information made publicly available by PTM. 1.3. Unless otherwise stated, information contained in this document regarding operational data (including operational data for the competition), market position, sector, division and product analysis, comparable companies and precedent transactions is based on PTM’s management estimates and calculations sourced from publicly available information. 2. Page References The relevant sources of information and bases of calculation are provided below in the order in which the relevant information appears in this document and by reference to page numbers in this document. Where such information is repeated in any of the documents, the underlying sources and bases are not repeated. Page 6 PTM share price as of close of market on 6 February 2006 was €9.62, as of close of market on 3 August 2006, €9.41 and as of close of market on 10 January 2007, €9.86. The companies included in the European Pay-TV index are Liberty Global, NTL, Telenet, BSkyB, Sogecable and Premiere. Page 7 The sources for equity analyst price targets are the equity research reports mentioned in the chart, Bloomberg and Datastream.

Page 7

The premium for Portuguese transactions is calculated as the average premia paid over the closing price on the day prior to the transaction announcement in selected unsolicited takeover bids in Portugal with a transaction value above €500 million since 1999. The sample of precedent transactions has been chosen based on the comparability of the transaction and includes the following:

Date	Target	Acquiror	Premium/(discount) to 1 day before announcement (or pre-bid speculation date)
06/15/00	Cimpor	Investor Group	13.3%
07/19/99	BPSM	BCP	40.0%
06/18/99	Mundial Confiança	BCP	80.5%
		Average	44.6%

The premium for European telecoms and Pay-TV transactions is calculated as the average premia paid over the closing price on the day prior to the transaction announcement in selected takeover bids in Europe with a transaction value above €500 million since 1 January 2004. The sample of precedent transactions has been chosen based on the comparability of the transaction, is sourced from Thomson Financial/SDC, and includes the following:

Date	Target	Acquiror	Premium/(discount) to 1 day before announcement (or pre-bid speculation date)
14/09/04	Song Networks Holding	TDC	100.0%
31/10/05	O2	Telefónica	21.8%
30/11/05	TDC	Nordic Telephone	38.9%
03/10/05	Telewest Global	NTL	29.8%
05/12/05	Virgin Mobile Holdings(UK)	NTL	19.2%
04/04/05	TIM Hellas Telecommunications	Troy GAC Telecom	9.5%
18/07/05	Versatel Telecom International	Tele2	46.7%
02/11/05	Sogecable	PRISA	15.4%
05/02/06	eircom	Babcock and Brown	11.7%
		Average	32.6%

Page 8

PTM's Pay-TV market share calculation is based on 1,451 thousand TV Cabo subscribers compared with total Pay-TV subscribers of 1,801 thousand (1,398 thousand cable subscribers and 403 thousand DTH subscribers) as of Q3 2006 (source: Anacom, which is the Portuguese telecoms regulator).

A-2 **PT Multimédia** | Report of the Board of Directors

Page 9 PTM’s broadband market share is based on 349 thousand broadband customers compared with a total of 1,404 thousand broadband subscribers as of Q3 2006 (source: Anacom). Netcabo is the number 2 broadband supplier in Portugal based on subscriber numbers. The market data supporting the statements on penetration of PC households in Portugal and Europe, as well as the data relating to the expansion of PC penetration, are sourced from the following research report by Merrill Lynch: “Q1 06 – Slowing growth spurs content grab”, 1 June 2006. PTM generated an ARPU level of €22.3 and €29.8 on its cable and satellite businesses, respectively, in 3Q 2006. The relative ARPU level of PTM has been reviewed against selected comparable companies across Europe. The following sources form the basis of this comparison: > Premiere: €22.8 (DZ Bank report as of 8 November 2006, page 1) > NTL: £19.45 (UBS Equity Research as of 25 September 2006, page 5) > Sky: £32.1 (Q1 2006/2007 [June year-end], press release, page 5) > Digital+: €41.3 (Q3 2006 results, p.12) Take-up rates and market position as per PTM’s company information and market estimates. The source for the total revenues of the Portuguese fixed telephone services of €1,403 million in 2005 is the Statistical Yearbook 2005 from Anacom. For the purposes of this document, PTM defines Adjusted EBITDA as income before financial results and income taxes plus (i) depreciation and amortisation, (ii) goodwill impairment, (iii) work force reduction costs, (iv) net losses/(gains) on disposals of fixed assets and (v) net other costs/(income). Adjusted EBITDA does not represent and should not be considered an alternative to net income or income before financial results and income taxes, as determined under International Financial Reporting Standards (“IFRS”). PTM uses Adjusted EBITDA to facilitate performance comparisons from period to period. PTM believes Adjusted EBITDA facilitates company to company performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expenses and other financial gains and losses), taxation, the age and book depreciation of facilities and equipment (affecting relative depreciation and amortisation expense) and other items as stated above, all of which may vary for different companies for reasons unrelated to operating performance or liquidity. PTM further believes that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of PTM and other companies, many of which present an EBITDA measure when reporting their results. PT Multimédia | Report of the Board of Directors A-3

The following table presents a reconciliation of PTM's Adjusted EBITDA to income before financial results and income taxes:

	2002 PGAAP(1)	2002 IFRS Adjusted(2)	9M2006	Annualised 9M2006	CAGR 2002-06
Revenues	507,339	507,339	489,144	652,191	6.5%
Adjusted EBITDA	74,025	74,025	158,420	211,227	30.0%
Depreciation and amortization	57,946	57,946	76,189		
Goodwill impairment	36,235	0	0		
Work force reduction costs	0	0	372		
Net losses/(gains) on disposals of fixed assets	(6)	(6)	(292)		
Net other costs/(income)	202	202	(7,676)		
Income before financial results and income taxes	(20,352)	15,883	89,828		

Notes
PTM uses and reports on Adjusted EBITDA which is explained earlier in the Sources and Bases
(1) 2002 numbers were reported under Portuguese GAAP. For this reconciliation, we are excluding the Media business (Lusomundo Media), which was sold in 2005.
(2) The primary differences between Portuguese GAAP and IFRS in the case of PTM are related to the fact that under IFRS, goodwill is no longer amortized but subject to impairment tests on a periodic basis, and also to the fact that under IFRS, certain cost items, that previously under Portuguese GAAP were recorded either as intangible assets or deferred costs, must be immediately expensed through the income statment.

Definitions:

ARPU: Average Revenue Per User
CATVP: TV Cabo Portugal, S.A.
DTH: Direct-to-Home
HDTV: High Definition Television
MVNO: Mobile Virtual Network Operator
VoD: Video on Demand
VoIP: Voice over Internet Protocol

A-4 PT Multimédia | Report of the Board of Directors

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